RECEIVED
2005 OCT -3 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

[redacted]

05011599

28th September, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

We enclose six certified copies of the amended Article 4 of the Articles of Association of the Company, as approved by the members at the 94th Annual General Meeting of the Company held on 29th July, 2005; such amendment is effective from 28th September, 2005.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

**CERTIFIED TRUE EXTRACT OF ARTICLE 4 OF THE ARTICLES OF ASSOCIATION OF ITC LIMITED**

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.......................................

"4. The Share Capital of the Company is Rs. 500,00,00,000/- divided into 500,00,00,000 Ordinary Shares of Re. 1/- each." *

* *Effective 28th September, 2005*

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ITC Limited

Deputy Secretary

Dated: 28th September, 2005